UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 1)

Cape Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

139209 1 00
(CUSIP Number)

W. Kirk Wycoff Patriot Financial Parters, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia Pennsylvania 19104 (215) 399-4650	Copies to: Raymond A. Tiernan, Esq. Elias, Matz, Tiernan & Herrick L.L.P. 734 15th Street, N.W. Washington, D.C. 20005 (202) 347-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2008
(Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 139209 1 00	13D/A	Page 2 of 13 Pages
1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 652,195
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 652,195
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 139209 1 00	13D/A	Page 3 of 13 Pages
1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 220,510
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 220,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 139209 1 00	13D/A	Page 4 of 13 Pages
1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 872,705
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 872,705
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 872,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 139209 1 00	13D/A	Page 5 of 13 Pages
1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 872,705
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 872,705
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 872,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 139209 1 00	13D/A	Page 6 of 13 Pages
1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 872,705
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 872,705
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 872,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 139209 1 00	13D/A	Page 7 of 13 Pages
1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 872,705
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 872,705
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 872,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 139209 1 00	13D/A	Page 8 of 13 Pages
1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 872,705
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 872,705
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 872,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 139209 1 00	13D/A	Page 9 of 13 Pages

Item 1.	Security and Issuer

The initial Schedule 13D, dated November 4, 2008, was filed with the Securities and Exchange Commission on November 14, 2008 with respect to the common stock, par value $0.01 per share (the ACommon Stock@), of Cape Bancorp, Inc., a Maryland corporation (the ACompany@ or the AIssuer@), whose principal executive offices are located at 225 North Main Street, Cape May Courthouse, New Jersey 08210. This Amendment No.1 to Schedule 13D is being filed to report an increase in the beneficial ownership of the Common Stock by the reporting persons.

Item 2.	Identity and Background

The Schedule 13D is being jointly filed by the parties indentified below.  All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group.” The joint filing agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Schedule 13D.

(a)- (c)       The following are members of the Patriot Financial Group:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (the “Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the “Patriot Parallel Fund” and together with the Patriot Fund, the “Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Funds and Patriot GP and as members of Patriot LLC.

The Funds are private equity funds focused on investing in community banks throughout the United States.  The principal business of Patriot GP is to serve as the general partner and manage the Funds.   The principal business of Patriot LLC is to serve as the general partner and manage Patriot GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Funds, Patriot GP and Patriot LLC.

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, LP, Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d)           During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 139209 1 00	13D/A	Page 10 of 13 Pages

(e)           During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Patriot Financial Group beneficially owns an aggregate of 872,705 shares of Common Stock acquired at an aggregate cost of $8,104,111.   The Patriot Fund holds 652,195 shares of Common Stock acquired at a cost of $6,013,627 and the Patriot Parallel Fund holds 220,510 shares of Common Stock acquired at a cost of $2,090,484.  The original purchase of 500,000 shares of Common Stock for $5,000,000 in January 2008 was made with working capital of the Funds through a line of credit from Sovereign Bank in the normal course of business.  The amount outstanding under the line of credit was repaid in full in July 2008 with funds from an investor capital call.  Subsequent purchases were made with working capital of the Funds.

Item 4.	Purpose of Transaction

The shares of Common Stock were acquired for investment purposes to profit from the appreciation in the market price of the Common Stock and through the payment of dividends, if any.

While the Patriot Financial Group intends to exercise its rights as stockholders, no member thereof currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than purchases in the open market in the normal course of business; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above, but reserves the right to take such action in the future.

Each of the Funds entered into a management rights letter with the Company in order to satisfy the requirement of management rights for purposes of qualifying the Funds’ investment as “venture capital investments” for purposes of the “plan assets” regulations of Department of Labor.

CUSIP No. 139209 1 00	13D/A	Page 11 of 13 Pages

Item 5.	Interest in Securities of the Issuer

The percentages used in this Schedule 13D are based upon 13,313,521 outstanding shares of Common Stock as of November 14, 2008, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

 (a) - (b) Patriot Fund possesses shared voting and dispositive power and beneficially owns 652,195 shares, or 4.9%, of the outstanding Common Stock.

Patriot Parallel Fund possesses shared voting and dispositive power and beneficially owns 220,510 shares, or 1.7%, of the outstanding Common Stock.

Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the shares of Common Stock held by the Funds or 872,705 shares, or  6.6%,  of the outstanding Common Stock.

(c)           Members of the Patriot Financial Group made the following purchases and sales of Common Stock in the open market in the last 60 days.

Purchaser _________	Date	Number of Shares Purchased	Price Per Share	Total Cost

Patriot Fund	10/30/08	61,938	$8.25	$510,908
Patriot Parallel Fund	10/30/08	13,962	8.25	115,168
Patriot Fund	10/31/08	71,563	8.34	596,771
Patriot Parallel Fund	10/31/08	16,137	8.34	134,568
Patriot Fund	11/04/08	9,792	8.27	80,980
Patriot Parallel Fund	11/04/08	2,208	8.27	18,260
Patriot Fund	11/06/08	1,224	8.21	10,054
Patriot Parallel Fund	11/06/08	276	8.21	2,267
Patriot Fund	11/10/08	11,424	8.32	95,048
Patriot Parallel Fund	11/10/08	2,576	8.32	21,432
Patriot Fund	11/11/08	816	8.37	6,830
Patriot Parallel Fund	11/11/08	184	8.37	1,540
Patriot Fund	11/18/08	1,795	8.37	15,024
Patriot Parallel Fund	11/18/08	405	8.37	3,390
Patriot Fund	11/19/08	60,955	8.37	510,193
Patriot Parallel Fund	11/19/08	13,745	8.37	115,046
Patriot Fund	11/20/08	84,623	8.36	707,169
Patriot Parallel Fund	11/20/08	19,082	8.36	159,463

CUSIP No. 139209 1 00	13D/A	Page 12 of 13 Pages

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule 13D, except as described below, none of the Patriot Financial Group is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

In connection with their initial investment in the Common Stock, the Funds entered into an agreement with the Company, dated January 28, 2008, whereby the Funds agreed not sell shares of Common Stock purchased in the Company’s mutual to stock conversion offering for one year from the date of purchase unless (i) required by banking regulations, (ii) in connection with a merger or other offer or sale of the Company or (iii) with the consent of the Company’s board of directors. A copy of the letter agreement is filed as Exhibit 2 to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

1	J Joint Filer Statement *
2 ___________	Letter Agreement with the Company, dated January 28, 2008 *
* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 26, 2008

PATRIOT FINANCIAL PARTNERS, L.P.

	By:	/s/ James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ James J. Lynch
James J. Lynch, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch